UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-39952

Qualtrics International Inc.
(Exact name of registrant as specified in its charter)

333 West River Park Drive
Provo, Utah 84604
(385) 203-4999
(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1).
Pursuant to the requirements of the Securities Exchange Act of 1934, Qualtrics International Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 10, 2023	By:	/s/ Blake Tierney
	Name:	Blake Tierney
	Title:	General Counsel